FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on November 5, 2008.

EXHIBIT 1

Omega Navigation Enterprises, Inc. Announces New 3 Year Time Charters for Omega Lady Sarah and Omega Lady Miriam

Piraeus, Greece, November 04, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that an agreement has been reached to charter to ST Shipping (a wholly owned subsidiary of Glencore International, AG) the vessels Omega Lady Sarah and Omega Lady Miriam, from the third or fourth quarter of 2009 for a three year period.  The new charters ensure full employment for these vessels for all of 2009, 2010, 2011 and at least the first half of 2012.

Omega and ST Shipping have agreed on rates which are higher than those under their current employment.  The new rates for both vessels will consist of  a base rate of $25,500 per day plus a 50/50 profit sharing element in which Omega and ST Shipping will share equally on a quarterly basis in the vessels’ actual trading results above the base rate.

George Kassiotis, President and CEO of Omega Navigation Enterprises commented, “We are extremely pleased to have concluded these new charters with ST Shipping. With charter rates at higher levels than their previous employment notwithstanding the vessels’ forward delivery and with profit sharing, a feature which has proven  very beneficial giving us the ability to participate in the upside of the spot market, it shows ST Shipping’s and Omega’s confidence in the strong fundamentals of the product tanker sector going forward.  As evidenced by these new charters, rates have remained  strong in the product tanker sector, while rates in other shipping sectors have come under pressure.  In addition, these new charters further reinforce the already strong relationship between our Group and the Glencore Group of companies, and demonstrate Glencore’s confidence in our ability  to operate efficiently and safely, even in this very difficult economic climate.    The new charters enable ST Shipping to take advantage of Omega’s technical expertise while allowing Omega to share in ST Shipping’s commercial acumen.  With charters which extend through 2012, Omega has enhanced  its ability to generate  stable and predictable cash flows.”

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt which are chartered out under three-year time charters with an average age of less than three years. The company has also announced the signing of shipbuilding contracts to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011 and two additional product tankers with a capacity of 47,000 dwt the first scheduled for delivery on or about the second quarter 2009 and the second scheduled for delivery on or about the third quarter 2010. With the addition of these seven vessels, Omega's fleet will expand to 15 product tankers with a total deadweight capacity of 791,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States. Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements:

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  November 5, 2008

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer